Notice of 2005
Annual General Meeting





Coles Myer Ltd.

ABN 11 004 089 936

Dear Shareholder,

I am writing to invite you to attend the Coles Myer Ltd Annual General Meeting to be held at The Arts Centre, Hamer Hall, 100 St Kilda Rd Melbourne on Thursday, 17 November 2005, commencing at 10.00 am.

While formal proceedings will commence at 10 am, we will be opening the doors of the venue an hour earlier to allow shareholders to view displays by our brands, to meet brand leaders and to ask any questions you might have relating to individual businesses.

I hope you will take advantage of this opportunity to see and hear about the excellent progress our brands have made this year, the fourth year of our five-year journey to grow shareholder value by being the best team and delighting our customers.

Light refreshments will also be available at this time.

The attached Notice of Meeting details the business to be dealt with on the day. A proxy form is also enclosed.

It will assist with the registration process if you would bring the proxy form to the meeting.

If you are unable to attend, I encourage you to complete and return the proxy form either online through our website at www.colesmyer.com or in the reply paid envelope enclosed, or by fax, +61 3 9615 9900.

I look forward to seeing you at the meeting.

Yours sincerely,

Rick Allert

Chairman

Share Registry

ASX Perpetual Registrars Limited, Level 4, 333 Collins Street, Melbourne Vic 3000

GPO Box 4415 Melbourne Vic 8060

Telephone	1300 130 278
International	+61 3 9615 9134
Email	colesmyer@asxperpetual.com.au
Website	www.asxperpetual.com.au/colesmyer

Notice of Annual General Meeting

NOTICE IS GIVEN that the 84th Annual General Meeting of Coles Myer Ltd. will be held at The Arts Centre, Hamer Hall (formerly the Melbourne Concert Hall), 100 St Kilda Road, Melbourne on Thursday, 17 November 2005 at 10:00 a.m.

Business

1. **Presentations by Chairman and Chief Executive Officer**

2. **To consider the annual reports of the Company for the financial year ended 31 July 2005**

3. **Remuneration Report**

   To adopt the Remuneration Report for the financial year ended 31 July 2005. The vote on this item is advisory only.

4. **Increase in directors' remuneration cap**

   To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

   "The maximum aggregate of remuneration that may be paid to all non-executive directors in any year as calculated under article 37(a) of the constitution is increased by $500,000 (from $1,500,000 to $2,000,000)."

5. **Grant of performance shares to Mr John Fletcher**

   To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

   "The Company approves the grant of 170,000 performance shares to Mr John Fletcher under the Senior Executive Performance Share Plan."

6. **To elect directors**

   In accordance with the Company's constitution:
   (a) Mr Tony Hodgson retires by rotation and offers himself for re-election;
   (b) Ms Sandra McPhee retires by rotation and offers herself for re-election;
   (c) Mr Michael Wemms retires by rotation and offers himself for re-election; and
   (d) Ms Belinda Hutchinson, having being appointed to the Board on 23 September 2005, retires and offers herself for election.

7. **Alteration to Company's constitution**

   To consider and, if thought fit, to pass the following resolution as a special resolution:

   "With effect from the close of this meeting, the existing constitution, known as the 'memorandum and articles of association', is repealed and the constitution in the form tabled at the meeting and initialled by the Chairman for identification is adopted as the constitution of the Company."

Proxies

1. A shareholder has a right to appoint a proxy and that person need not be a shareholder of Coles Myer Ltd. The appointment may be advised to the Company using the enclosed proxy form, by mail or facsimile, or via the internet (not available for holders of American Depositary Shares). A shareholder who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If you wish to appoint two proxies, please obtain a second proxy form by telephoning the Company's share registry on 1300 130 278 or outside Australia +61 3 9615 9134.

2. Please ensure that your proxy instructions are received not later than 10:00 a.m. Melbourne time on Tuesday, 15 November 2005, at the Company's share registry, ASX Perpetual Registrars Limited, as follows:

In person	Level 4, 333 Collins Street, Melbourne Victoria
By mail	GPO Box 4415 Melbourne Vic 8060 (or use the enclosed reply paid envelope)
By facsimile	+61 3 9615 9900
Via internet	www.colesmyer.com (to use this facility you will need your shareholder ID)

Questions and comments by shareholders at the meeting

In accordance with the Corporations Act and the Company's past practice, a reasonable opportunity will be given to shareholders at the meeting to ask questions about, or make comments on, Company matters. Shareholders also have the right to ask the auditor or their representative questions relevant to the auditor's report and the conduct of the audit.

Voting entitlements

1. The Company has determined that a person's entitlement to vote at the Annual General Meeting will be the entitlement of that person set out in the register of shareholders as at 10:00 p.m. Melbourne time on Tuesday, 15 November 2005.

2. This means that any holder registered at 10:00 p.m. Melbourne time on Tuesday, 15 November 2005 is entitled to attend and vote at the Annual General Meeting.

3. The Company will disregard any votes cast on item 5 by Mr John Fletcher or any associate of his, and on item 4 by any director or an associate of any director, unless:
   - the vote is cast as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form specifying how the proxy is to vote; or
   - the vote is cast by the Chairman as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

By order of the Board

Tim Hammon
Secretary
27 September 2005

Explanatory notes

Item 3 – Remuneration Report (non-binding advisory vote)

Shareholders are asked to adopt the Company's Remuneration Report. The Remuneration Report is set out on pages 43 to 56 of the 2005 Annual Report and is also available from the Company's website (www.colesmyer.com).

The Remuneration Report:

• describes the policies behind, and the structure of, the remuneration arrangements of the Company and the link between the remuneration of executives and the Company's performance;

• sets out the remuneration arrangements in place for each director and for the Chief Executive Officer and the specified executives; and

• explains the differences between the bases for remunerating non-executive directors and executives, including the Chief Executive Officer.

The vote on item 3 is advisory only, and does not bind the directors or the Company. Nevertheless, the discussion on this resolution and the outcome of the vote will be taken into consideration by the Nomination and Remuneration Committee of the Board when considering the remuneration arrangements of the Company.

Recommendation

Your directors recommend that shareholders vote in favour of the resolution to adopt the Remuneration Report.

Item 4 – Increase in directors' remuneration cap

At the Company's annual general meeting held in 1997, members agreed to a maximum remuneration for non-executive directors of $1,500,000 per year (which is calculated under article 37(a) of the constitution excluding any amount paid to save the Company incurring a superannuation guarantee charge or paid in respect of insurance policies for directors).

The maximum amount excludes amounts payable under non-executive directors' retirement agreements as those benefits were separately approved by members. As announced in 2003, those agreements are being phased out.

Directors have adopted a policy that directors' fees are increased annually in line with CPI. The Board will continue to review its approach to non-executive director remuneration to ensure it remains in line with general industry practice and best practice principles of corporate governance.

As it is eight years since the current cap was last set, it is now necessary to increase the cap to allow the Board to increase the number of directors as appropriate. It will also enable director remuneration to remain in line with the market so that the Company can continue to attract and retain directors of appropriate skill and competency.

The increased amount is the total that may be paid to all non-executive directors. It is not the amount that could be paid to individual directors. The amount that is payable to individual directors is determined by reference to market rates and independent external professional advice. Full details of amounts paid are set out in the Annual Report.

Recommendation

Your directors do not consider it appropriate to make a recommendation on the resolution due to their personal interest.

Item 5 – Grant of performance shares to Mr John Fletcher

At the 2004 annual general meeting, shareholders approved a new Senior Executive Performance Share Plan as a long-term incentive plan for key executives.

Under the Plan, if the Company satisfies specified performance criteria, performance shares granted to the relevant executives become vested (without any payment by them). The executives are then entitled to receive shares in the Company, which are subject to restrictions preventing disposal for a further 12 months, subject to the terms of the Plan.

Since the Plan was approved by shareholders, Mr Fletcher's term of appointment has been extended beyond the 2006 expiry of his original contract. Therefore, it is now proposed to grant 170,000 performance shares to the CEO under the Plan as the long-term incentive component of his remuneration. Details of Mr Fletcher's existing arrangements are set out in the Annual Report.

The proposed grant to Mr Fletcher will be on the same terms as approved by shareholders last year, which includes the following features:

(a) The performance shares will be granted for no consideration payable by Mr Fletcher. Prior to vesting, they will not confer any right to participate in dividends or in new issues of shares by the Company (including bonus issues, rights issues or otherwise) and they may not be transferred, except with the prior written approval of the directors.

(b) 50% of the performance shares will be subject to a performance condition based on the Company's relative total shareholder return (TSR) over the 2006, 2007 and 2008 financial years. TSR measures the return a shareholder obtains from shares in a company in a defined period and takes into account various matters, such as changes in the market value of the shares, as well as dividends on the shares. The Company's TSR performance at the end of the 2008 financial year will be compared with the TSR performance of other companies ranked in the top 50 industrial companies in the S&P/ASX Top 100 index. The Company's performance will be given a percentile ranking having regard to its performance compared with the performance of other companies in that group (the highest ranking company being ranked at the 100th percentile). If the Company's ranking is at or below the 50th percentile, no performance shares will vest under this performance condition. If the Company's ranking reaches the 51st percentile at the testing date, 50% of the performance shares subject to this condition will vest. All performance shares subject to the TSR condition will vest if the Company's ranking reaches the 75th percentile. The number of performance shares which vest increases proportionately if the Company ranks between the 51st percentile and the 75th percentile.

(c) 50% of the performance shares will be subject to a performance condition based on earnings per share (EPS) growth over the 2006, 2007 and 2008 financial years. This performance hurdle involves a comparison between cumulative earnings per share of the Company's shares over that three year period and the EPS for the 2005 financial year (base EPS). The extent to which the cumulative EPS for the relevant period exceeds the base EPS expressed as a compound per annum growth rate expressed as a percentage determines the number of performance shares that will vest. If the Company's EPS growth is less than 12.5% pa compound, no performance shares will vest under this performance condition. If the Company's EPS growth is 12.5% pa compound, 50% of the performance shares subject to this condition will vest.

All of the performance shares subject to the EPS condition will vest if the EPS growth equals or is greater than 15% pa compound. The number of performance shares which will become exercisable increases proportionally if the EPS growth is between 12.5% pa compound and 15% pa compound.

(d) For 100% of the performance shares to vest, both the TSR and EPS hurdles must be satisfied to the maximum extent discussed above.

(e) In addition to performance shares vesting in those circumstances, the directors may also vest some or all performance shares in the event of a takeover bid, a scheme of arrangement or a demerger or if they consider that vesting a performance share would be in the best interests of the Company. In those events, the directors may impose additional conditions.

(f) If Mr Fletcher ceases to be employed by the Company before the expiry of the 2006 financial year, the performance shares will lapse. If he ceases to be employed for any reason (other than in circumstances such as death, disability, retrenchment or retirement) prior to the end of the 2008 financial year, his performance shares will also lapse. In the event of cessation of employment due to death, disability, retrenchment or retirement prior to that date, the performance hurdles will be tested at the next date upon which the Company announces its financial results for a financial year or half year and the number of performance shares that may vest will then reflect the proportion of the three financial years that has elapsed prior to the date of cessation of employment.

(g) Once a performance share is vested, Mr Fletcher is entitled to an ordinary share in the Company. The directors will decide at that time whether to purchase the shares required on-market or to issue new shares. This decision will depend on factors such as dilution and cost to the Company. It is the directors' preference that the shares be purchased on-market.

(h) Any shares to which Mr Fletcher becomes entitled will be subject to further restrictions while he remains an executive of the Company. He will not be able to deal with the shares without the directors' approval for 12 months after the performance shares have vested.

A copy of the Plan rules, which sets out details of the Plan and the performance conditions, is available on the Company's website, www.colesmyer.com.

Recommendation

Your directors (other than Mr Fletcher due to his personal interest) recommend that members vote in favour of the resolution.

Item 6 – Election of directors

Mr Hodgson, Ms McPhee and Mr Wemms retire by rotation in accordance with the Company's constitution. Each of these directors offers themself for re-election. In addition, Ms Hutchinson was appointed to fill a vacancy on the Board on 23 September 2005 and, in accordance with the Company's constitution, holds office only until the Annual General Meeting. She offers herself for election as a director.

The following information has been provided by each candidate in support of their election as a director.

Recommendation

Your directors recommend shareholders vote in favour of the resolutions re-electing Mr Hodgson, Ms McPhee and Mr Wemms and electing Ms Hutchinson as directors.

Mr Tony Hodgson
Non-executive, independent director
FCA, FAICD Age 65 (appointed director 2003)

Mr Hodgson was a co-founder of the specialist chartered accounting firm, Ferrier Hodgson, from which he retired in 2000 after 24 years. His role included the evaluation and implementation of marketing and business strategies to achieve major corporate restructures and turnarounds. Mr Hodgson's current Board appointments include HSBC Bank Australia Ltd, Deputy Chairman and Chairman of the Audit Committee of Tabcorp Holdings Ltd and he is an Advisory Board Member at VISY Industrial Packaging Holdings Limited.

Mr Hodgson's previous directorships include RMG Limited (Chairman), Melbourne Port Corporation, Victorian TAB (Chairman), and Presidents Club Limited.

Ms Sandra McPhee
Non-executive, independent director
DipEd, FAICD Age 59 (appointed director 2003)

Ms McPhee has over 25 years senior management experience in consumer facing organisations. Ms McPhee has held a variety of executive positions in the international aviation, tourism, and retail industries including most recently 10 years with Qantas Airways Limited. She is a non-executive director of Australia Post, Perpetual Trustees Australia Limited, The Art Gallery of NSW and St Vincents and Mater Health. Ms McPhee's previous appointments include Deputy Chair South Australia Water, and director of Primelife Corporation Limited, CARE Australia and Tourism Council Australia.

Mr Michael Wemms
Non-executive, independent director
BA, MBA, Age 65 (appointed director 2003)

Mr Wemms has extensive retail and business experience in the United Kingdom. He worked at Tesco from 1972-2000 in a range of positions, including Store Manager, Personnel Director and Store Operations Director. He was a director of Tesco plc from 1989-2000 and a part-time advisor to the company until June 2003. His current non-executive directorships include MAF Holding LLC of Dubai and the international automotive group, Inchcape plc. Mr Wemms is Chairman of House of Fraser plc and the British Retail Consortium.

Ms Belinda Hutchinson
Non-executive, independent director
BEc, FCA Age 52 (appointed director 23 September 2005)

Ms Hutchinson has had a long association with the banking industry and has been associated with Macquarie Bank since 1992 where she was an Executive Director. She was previously a Vice President of Citibank Ltd. Ms Hutchinson is a director of Telstra Corporation Limited, QBE Insurance Group Limited, St Vincents and Mater Health Sydney Limited, is President of the State Library of New South Wales Council, and is a consultant to Macquarie Bank Limited. She is a former director of Energy Australia, TAB Limited and Crane Group Limited.

Item 7 – Alteration to Company's constitution

The Company's internal management is currently governed by its memorandum and articles of association, last reviewed in 1997. Since then, there have been various changes to the Corporations Act and the Listing Rules of the Australian Stock Exchange and changes in general corporate practice. These changes affect various provisions in the articles of association. Rather than introducing a substantial number of amendments, your directors consider that it would be administratively easier to adopt new rules as the Company's constitution.

The changes introduced by the new constitution which are regarded as significant are described below.

- Under previous laws, it was necessary for every company to have a memorandum of association setting out the company's formal objects and certain other matters. These laws have changed and it is no longer necessary or relevant for a company to have a memorandum of association. Accordingly, the new constitution deletes those provisions entirely.

- The provisions in the constitution relating to proxies have been revised to accord with recent changes to the Corporations Act, which now contemplate the appointment of a proxy via electronic means and the appointment of a body corporate as a proxy. These appointments will be valid under the new constitution, provided the necessary documents are lodged with the Company before the usual 48 hour deadline before the meeting.

- The current articles provide that the maximum number of directors is decided by the directors, but this may not be more than 19 unless the Company in general meeting resolves otherwise. The new constitution will reduce the maximum size of the Board to 14.

- Two changes are proposed to the provisions relating to the retirement and election of directors. First, a person appointed as a director to fill a casual vacancy or as an addition to the existing directors will hold office until the conclusion (as opposed to the commencement) of the next annual general meeting following their appointment. This accords with the equivalent rule for directors retiring by rotation.

  Secondly, the current articles allow nominations of external candidates up to 35 business days before the meeting. Given the time it takes to finalise the notice of meeting and send it to all shareholders at least 28 days before the meeting, the 35 business days rule has created practical difficulties. This difficulty is now recognised by proposed changes to the Listing Rules of the Australian Stock Exchange, which will permit a longer period to be specified in a company's constitution. The new constitution extends the period to two months (but not more than three months). This will assist the Company to properly process nominations prior to the dispatch of the notice of meeting.

- The current articles of association require directors to hold at least 200 ordinary shares as a qualification. These provisions are outmoded in modern corporate practice and they are not repeated in the new constitution. Details of the directors' shareholdings are set out in the Annual Report.

- New provisions will be included to enable the Company to mandate that dividends and other amounts payable in respect of a share be paid directly into bank accounts nominated by a member. If a member fails to nominate an account, rule 60 of the new constitution will allow the Company to withhold payment until a bank account has been nominated. Similar rules have been adopted by other major Australian companies recently. This is expected to result in a significant cost saving for the Company and will give members the benefit of faster and more secure payment of their dividends. However, the Company has no intention to mandate payment via direct crediting to bank accounts until at least after the final dividend for the 2006 financial year has been paid (which is expected to be in November 2006). The Company will inform members well in advance before any such decision is taken.

- The new constitution will also provide that dividends and other amounts payable in respect of a share which are not claimed within 11 months of the payment date may be reinvested by the directors into additional shares in the Company. The new shares will be acquired on-market or by new issue at market prices at the time of acquisition. This will cover payments where the member is uncontactable, where a cheque is not banked or where an electronic transfer to a bank account nominated by a member is rejected. The new provision will save administrative costs for the Company and benefit the members affected as they will receive shares in their name instead of having to claim the dividends (which do not bear interest) from the Company or under the unclaimed moneys legislation.

- The corporations legislation was amended in 1998 to permit a company to effect a capital return to all members with an ordinary 50% resolution in general meeting. To enhance the Company's ability to undertake such a transaction, new rule 62 confers additional administrative powers on the Company to deal with legal difficulties or to avoid the creation of non-marketable parcels if the distribution is in a non-cash form.

- The indemnity provisions in rule 70 have been simplified in view of changes made to the corporations legislation in 1999. The Company will be obliged to indemnify each director and secretary against all losses, liabilities, costs, charges and expenses they incur as an officer of the Company or of a related body corporate, to the extent permitted by law. This new provision is consistent with the existing indemnity provision and with equivalent rules adopted by other Australian companies. Your directors consider it important in order to assist in attracting the best candidates to act as directors.

- In modernising the constitution, a number of provisions have been deleted as redundant. This includes provisions relating to stock units (as that form of capital is no longer permitted by the Corporations Act), disclosure of directors' interests to other directors (as the Corporations Act now has comprehensive provisions on that subject) and other provisions that relate to the par and premium on shares (as that concept is no longer relevant).

A copy of the existing memorandum and articles of association of the Company and the proposed new constitution (showing changes from the existing articles of association) will be available for inspection during normal office hours prior to the general meeting at the Company's registered office, 800 Toorak Road, Tooronga, Victoria. Copies are also available for inspection on the Company's website, www.colesmyer.com.

Recommendation

Your directors recommend shareholders vote in favour of the resolution to alter the Company's constitution.